NEWS RELEASE

Dr. McCoy resigns as a Director and joins ALDA's Advisory Board

December 5, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company” or “ALDA”) announces that Dr. William F. McCoy has resigned as a Director, effective November 28, 2012 and has joined the Company’s Advisory Board.

In 2005, Dr. McCoy became a Director of ALDA and Chief Technology Officer of Phigenics, LLC, a life sciences technology company based in Chicago, Illinois. In 2001, he received the Intellectual Property Law Association "Inventor of the Year" award and a Medal for Outstanding Contribution to Management and Science from the International Water Association in Berlin. He has served the American Society of Heating, Refrigerating and Air-conditioning Engineers (ASHRAE) as Chair of the Environmental Health Committee and is presently Chair of the committee developing a new standard: “Preventing Legionellosis Associated with Building Water Systems”. Dr. McCoy authored a full-length book, "Preventing Legionellosis" in 2006 and holds 29 patents in diagnostics, control, and manufacturing of antimicrobials. Dr. McCoy’s expertise in infection control will be an important asset to the Company as it continues the development of its T36® technology.

The Company wishes to thank Dr. McCoy for his service as a Director and welcomes him to the Advisory Board. He joins Dr. Brian Conway who is an internationally recognized researcher in the field of infectious diseases. The Company is expecting to appoint additional, equally qualified individuals to its Advisory Board to reflect its focus on the acquisition of the global marketing and sales rights to novel generic, OTC and natural pharmaceutical products.

The Company currently has a vacancy on its Board of Directors and is seeking a qualified person who can contribute to this new international pharmaceutical marketing effort.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.